NCL CORPORATION LTD.

7665 Corporate Center Drive

Miami, Florida 33126

                May 25, 2010

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	NCL Corporation Ltd.
Registration Statement on Form F-4 (File No. 333-166809)

Ladies and Gentlemen:

The disclosure in the above-referenced filing (the “Registration Statement”) is the responsibility of NCL Corporation Ltd. (the “Company”) and its subsidiaries listed as registrants in the Registration Statement. The Company, on behalf of itself and its subsidiary registrants, acknowledges that none of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), changes made to the proposed disclosure in the Registration Statement, the Staff’s determination that there are no further comments on the Registration Statement, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective:

•	may be asserted as a defense in any proceeding which may be brought by any person;

•	forecloses the Commission from taking any action with respect to the Registration Statement; or

•	relieves the Company or any of its subsidiary registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company, on behalf of itself and its subsidiary registrants, represents that it will not assert any of the above actions by the Commission or the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NCL CORPORATION LTD.

By:	/s/ Daniel S. Farkas
Daniel S. Farkas
Senior Vice President and General Counsel